SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549


                    SCHEDULE 13D


      Under the Securities Exchange Act of 1934
                    (Amendment No. 1)


           DAVIS WATER & WASTE INDUSTRIES, INC.
           ------------------------------------
                    (Name of Issuer)


              Common Stock, $0.01 par value
              -----------------------------
             (Title of Class and Securities)


                    239 133101
                    ----------
          (CUSIP Number of Class of Securities)


                 Peter M. Schoenfeld
        c/o Schroder Wertheim & Co. Incorporated
                   787 Seventh Avenue
                New York, New York  10019
                     (212) 492-6000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                    August 8, 1996
                    --------------
             (Date of Event which Requires
               Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13-d-1(b)(3) or (4), check the following box:                         [ ]

Check the following box if a fee is being paid with this Statement:   [ ]


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                                SCHEDULE 13D


CUSIP No. 239 133101                                      Page 2 of 6 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  SCHRODER WERTHEIM & CO. INCORPORATED

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  UNITED STATES

NUMBER         7.   SOLE VOTING POWER
OF                  (a)   21,866

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   131,134

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   21,866

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   131,134

11.  AGGREGATE AMOUND BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (a)   153,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   4.7%

14.  TYPE OF REPORTING PERSON
                    (a)   BD IA


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      This Amendment No. 1 filed by the Reporting Person amends a report on
Schedule 13D filed July 16, 1996.


ITEM 1     SECURITY AND ISSUER

      No change.

ITEM 2     IDENTITY AND BACKGROUND

      No change.

ITEM 3     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The first sentence of Item 3 is amended and restated as follows:

      "As of the date hereof, Schroder Wertheim beneficially owns 153,000 shares of Common Stock." In all other respects, there has been no change.

ITEM 4     PURPOSE OF THE TRANSACTION

      No change.

ITEM 5     INTEREST IN SECURITIES OF THE ISSUER

      Schroder Wertheim may be deemed to beneficially own 153,000 shares of the Common Stock of the Company, representing approximately 4.7% of the outstanding shares. A portion of such shares are held in the accounts of various customers of Schroder Wertheim, with respect to which accounts the Reporting Person has shared investment and sole voting discretion. For information with respect to the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock deemed to be beneficially owned by schroder Wertheim, see Rows 7-10 of the cover page. Schroder Wertheim disclaims that it is the beneficial owner of any of the shares held in its customers' accounts, except to the extent Schroder Wertheim has a pecuniary beneficial interest in the investment partnerships for which it serves as general partner and investment adviser. To the best knowledge of Schroder Wertheim, each of the persons maintaining an account with Schroder Wertheim has the right to receive or the power to direct the receipt of dividends and/or interests from, or the proceeds from the sale of, the shares of Common Stock held in such person's account.

      Attached hereto as Annex B is a chart which includes all transactions undertaken during the period June 27, 1996 through August 14, 1996, in which Schroder Wertheim purchased and sold for its own accounts and accounts of its customers shares of Common Stock. All such transactions were made in the open market.

                           Page 3 of 6 Pages
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ITEM 6       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF
             THE ISSUER

       No change.

ITEM 7       MATERIAL TO BE FILED AS EXHIBITS

       No change.


                       Page 4 of 6 Pages
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                             SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth on this statement is true, complete and correct.



                               SCHRODER WERTHEIM & CO. INCORPORATED

                               By:/s/ Peter M. Schoenfeld
                               Peter M. Schoenfeld
                               Vice Chairman and Vice President


Dated:   August 16, 1996




                       Page 5 of 6 Pages
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                                   ANNEX B


      Transactions for the Period June 27, 1996 through August 14, 1996



TRADE     DATE      QUANTITY   PRICE PER SHARE
Buy       8/01/96   5,000      $30.228
Sell      8/07/96   25,000     31.680
Sell      8/08/96   33,100     32.275
Sell      8/09/96   20,000     32.219
Sell      8/12/96   1,200      32.354
Sell      8/13/96   12,800     31.731
Sell      8/14/96   13,900     31.375



                       Page 6 of 6 Pages
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